SECURITIES EXCHANGE ACT OF 1934
Release No. 61418 / January 26, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13698

In the Matter of
 	
Customer Sports, Inc.,
General Magic, Inc.,
Leonidas Films, Inc.
  (n/k/a Consolidated Pictures Group, Inc.),
Sportsprize Entertainment, Inc.,
U.S. Interactive, Inc., and
USA Biomass Corp.,
 	
        Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO LEONIDAS FILMS, INC. (n/k/a CONSOLIDATED PICTURES GROUP, INC.)

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Leonidas Films, Inc. (n/k/a Consolidated Pictures Group, Inc.) ("CPGU" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on November 25, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Leonidas Films, Inc. (n/k/a Consolidated Pictures Group, Inc.)("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   CPGU (CIK No. 848296) is a Nevada corporation located in West Hollywood, California with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). As of November 23, 2009, the common stock of CPGU was quoted on the Pink Sheets and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

     2.   CPGU has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended March 31, 2001.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                                 Elizabeth M. Murphy
                                 Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.